Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169535

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.

SUPPLEMENT NO. 18 DATED JULY 9, 2012

TO THE PROSPECTUS DATED DECEMBER 6, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated December 6, 2011, Supplement No. 10, dated April 12, 2012, which superseded and replaced all previous supplements to the prospectus, Supplement No. 11, dated May 1, 2012, Supplement No. 12, dated May 2, 2012, Supplement No. 13, dated May 2, 2012, Supplement No. 14, dated May 18, 2012, Supplement No. 15, dated June 1, 2012, Supplement No. 16, dated June 19, 2012, and Supplement No. 17, dated July 2, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	a cumulative update to the suitability standards of our offering.

Suitability Standards

The following disclosure supersedes and replaces the section of the prospectus captioned “Suitability Standards” beginning on Page i of the prospectus.

Suitability Standards

An investment in our common stock involves risk and is not suitable for all investors. There is no certainty as to the amount of distributions you may receive, liquidity under our redemption program may not be available at all times and the value of your investment may decline significantly.

In consideration of these factors, we have established minimum suitability standards for initial stockholders and subsequent purchasers of shares from our stockholders. These minimum suitability standards require that a purchaser of shares have, excluding the value of a purchaser’s home, furnishings and automobiles, either:

•	a net worth of at least $250,000; or

•	a gross annual income of at least $70,000 and a net worth of at least $70,000.

Certain states have established suitability requirements in addition to the minimum standards described above. Shares will be sold to investors in these states only if they meet the additional suitability standards set forth below:

Alabama: Investors must have a liquid net worth of at least ten times their investment in us and similar programs.

California: Investors must have either (i) a net worth of at least $250,000, or (ii) a gross annual income of at least $75,000 and a net worth of at least $75,000. In addition, the investment must not exceed ten percent (10%) of the net worth of the investor.

Iowa and New Mexico: Investors may not invest, in the aggregate, more than 10% of their liquid net worth in us and all of our affiliates.

Kansas and Massachusetts: It is recommended by the office of the Kansas Securities Commissioner and the Massachusetts Securities Division that investors in Kansas and Massachusetts not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Kentucky, Michigan, Oregon and Pennsylvania: Investors must have a liquid net worth of at least ten times their investment in us.

Maine: Investors must have either (i) a minimum net worth of at least $250,000, or (ii) an annual gross income of at least $70,000 and a minimum net worth of $70,000. In addition, the investment in us (plus any investments in our affiliates) by an investor must not exceed ten percent (10%) of the liquid net worth of the investor.

Nebraska: Investors must have (excluding the value of their home, furnishings and automobiles) either (i) a minimum net worth of $100,000 and an annual income of $70,000, or (ii) a minimum net worth of $350,000. In addition, the investment in us must not exceed 10% of the investor’s net worth.

North Dakota: Investors must have a liquid net worth of at least ten times their investment in us and our affiliates.

Ohio: Investors may not invest in the aggregate more than 10% of their liquid net worth in our shares, our affiliates, and in other non-traded real estate investment programs. “Liquid net worth” means that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Tennessee: Investors must have (excluding the value of their home, home furnishings and automobiles) either (i) a minimum net worth of at least $500,000, or (ii) an annual gross income of at least $100,000 and a minimum net worth of at least $100,000.

Texas: An investor must have had (excluding the value of the investor’s home, home furnishings and automobiles), during the last tax year, or estimate that the investor will have during the current tax year, (a) a minimum net worth of $100,000 and a minimum annual gross income of $100,000, or (b) a minimum net worth of $500,000.

Because the minimum offering of our common stock is less than $400,000,000, Pennsylvania investors are cautioned to evaluate carefully our ability to accomplish fully our stated objectives and to inquire as to the current dollar volume of our subscription proceeds.

Texas and Tennessee investors are cautioned to carefully evaluate our ability to fully accomplish our stated objectives and to inquire as to the current dollar volume of our subscription proceeds. Further, we must raise at least $15,000,000 in this offering before we make any offers or sales to our Texas or Tennessee investors.

Our sponsor and affiliated dealer manager are responsible for determining if investors meet our minimum suitability standards and state specific suitability standards for investing in our common stock. In making this determination, our sponsor and affiliated dealer manager will rely on participating broker-dealers and/or information provided by investors and their advisors. In addition to the minimum suitability standards described above, each participating broker-dealer, authorized representative or any other person placing shares on our behalf, and our sponsor and affiliated dealer manager, are required to make every reasonable effort to determine that the purchase of shares is a suitable and appropriate investment for each investor.

It shall be the responsibility of your participating broker-dealer, authorized representative or other person placing shares on our behalf to make this determination, based on a review of the information provided by you, including your age, investment objectives, income, net worth, financial situation and other investments held by you, as well as whether you:

•	meet the minimum income and net worth standards established in your state;

•	can reasonably benefit from an investment in our common stock based on your overall investment objectives and portfolio structure;

•	are able to bear the economic risk of the investment based on your overall financial situation; and

•	have an apparent understanding of:

•	the fundamental risks of an investment in our common stock;

•	the risk that you may lose your entire investment;

•	the limited liquidity of our common stock;

•	the restrictions on transferability of our common stock;

•	the background and qualifications of our advisor and sub-advisor; and

•	the tax, including ERISA, consequences of an investment in our common stock.

The income and net worth standards set forth above do not apply to participant-directed purchases under a 401(k) or other defined contribution plan where the authorized plan fiduciary has approved our shares of common stock as an available investment option under such plan. In addition, in the case of sales to fiduciary accounts the suitability standards shall be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares of our common stock or by the beneficiary of the account.

IMPORTANT NOTE FOR BROKER-DEALERS: This prospectus will be supplemented each month after the escrow period with respect to pricing information (NAV per share) and from time to time with respect to other information. All sales literature used in connection with this offering must be accompanied by (1) the current prospectus, (2) all prospectus supplements (other than pricing supplements) and (3) the most recent pricing supplement filed through the close of business on the business day immediately preceding delivery or, if delivered after the close of business, then through the close of business on the day such sales literature is delivered.

IMPORTANT NOTE FOR INVESTORS: Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the prospectus. You should rely only on the information contained in this prospectus. Neither we, our advisor, our fund accountant or our independent valuation expert has authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus or the latest prospectus supplement is accurate as of any date later than the date hereof or thereof, as applicable or such other dates as are stated herein or therein or as of the respective dates of any documents or other information incorporated herein or therein by reference.

IMPORTANT NOTE ABOUT THIS PROSPECTUS: The term “sponsor” refers to Cole Real Estate Investments, our sponsor; the terms “advisor” and “Cole Advisors” refers to Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC, our advisor and an affiliate of our sponsor; and the term “sub-advisor” refers to BlackRock Investment Management, LLC, the sub-advisor to our advisor. In this prospectus, the term “operating partnership” refers to Cole Real Estate Income Strategy (Daily NAV) Operating Partnership, LP of which Cole Real Estate Income Strategy (Daily NAV), Inc. is the sole general partner. The words “we,” “us,” and “our” refer to Cole Real Estate Income Strategy (Daily NAV), Inc. and our operating partnership, taken together, unless the context requires otherwise.

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